S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:              Name and Address of Company

SAMEX Mining Corp.
#301 32920 Ventura Avenue
Abbotsford, BC  V2S 6J3
Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:              Date of Material Change

May 17, 2012

Item 3:              News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 17, 2012 and was disseminated through the wire services of Marketwire.

Item 4:              Summary of Material Change

SAMEX EXPLORATION UPDATE, LOS ZORROS PROJECT, CHILE

SAMEX is steadily advancing the exploration program at its Los Zorros property in Chile.  Drilling since late March includes over 2,500 meters in 7 holes (two holes are currently in progress) and has variably encountered disseminated to massive sulphide mineralization including; pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.

Item 5:              Full Description of Material Change

SAMEX is steadily advancing the exploration program at its Los Zorros property in Chile.  Drilling since late March includes over 2,500 meters in 7 holes (two holes are currently in progress) and has variably encountered disseminated to massive sulphide mineralization including; pathfinder minerals, favourable sedimentary intervals and structurally controlled mineralization.  Program highlights include:

●
Nora Project, Target Zones A/B - Four deep holes have been drilled, N-11-03, -04, N-12-05A and N-12-06A/B.  Logging, sampling and assaying have been completed on three of the holes and results are discussed below.  Processing of drill hole N-12-06A/B is still in progress and will be reported when completed.  Please also see PDF graphics plate at www.samex.com for map and section views.

●	Milagro Project – Three deep holes have been drilled, MW-12-01, -02 and -03. Logging, sampling and assaying are in progress and will be reported when completed.

●
Colorina Project – A second short drill hole has been completed, MC-12-02 and a third drill hole, MC-12-01B is in progress.  This hole was designed to drill through a low angle thrust-fault and on to test an IP anomaly located on the eastern end of Titan 24 line 3.  Similar type IP anomalies also occur near the eastern end of Titan 24 lines 1 (Virgen de Carmen), 2 (east of Nora Zones C/D) and 4 (east Milagro) and may represent an important exploration target going forward.

●
Virgen de Carmen Project – The second core drill rig is currently drilling east of the old copper/silver mine workings in the area to test for the source and or extension of the near surface mineralization.

Item 6:               Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:               Omitted Information

There is no omitted information.

Item 8:               Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:               Date of Report

Dated at Abbotsford, British Columbia, the 17th day of May, 2012.

“Larry D. McLean”

Director